UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2021

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.	Submission of Matters to a Vote of Security Holders

The annual general meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on May 27, 2021 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Annual Meeting”). DKK 815,850.44 of the Company's share capital and 81,585,044 votes, respectively, were represented at the Annual Meeting. Results of the Annual Meeting were as follows:

•	The board of directors’ report on the Company’s activities in the past financial year was noted by the Annual Meeting.

•	Adoption of the Company’s audited annual report by 81,580,312 votes in favor, and with 2,884 votes against and 1,848 abstentions.

•	Adoption of the proposal to carry forward the result of the accounting year 2020 by 81,528,148 votes in favor, and with 54,992 votes against and 1,904 abstentions.

•	Approval of the discharge of the board of directors and the management board by 81,516,542 votes in favor, 66,598 against and 1,904 abstentions.

•	Election of members to the board of directors:

Re-election of the following members to the board of directors as follows:

•	Florian Schönharting (80,869,840 votes in favor, 0 against and 715,204 abstentions)

•	Duncan Moore (81,519,048 votes in favor, 0 against and 65,996 abstentions)

•	Torsten Goesch (81,529,044 votes in favor, 0 against and 56,000 abstentions)

•	Grant Hellier Lawrence (81,518,516 votes in favor, 0 against and 66,528 abstentions)

•	Jakob Mosegaard Larsen (81,525,768 votes in favor, 0 against and 59,276 abstentions)

•	Re-election of Ernst & Young Godkendt Revisionspartnerselskab as the Company’s independent registered public accounting firm with 81,513,854 votes in favor, 0 against and 71,190 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2021	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
	Name:	Claus Bo Svendsen
	Title:	Chief Executive Officer